VIA EDGAR

August 28, 2017

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: Lyn Shenk

RE:    Aerojet Rocketdyne Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-01520

Ladies and Gentlemen:
We received your letter dated August 16, 2017, including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act Report of Aerojet Rocketdyne Holdings, Inc. (the “Company”). For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.
Selected Financial Data, page 28

1.
You present the non-GAAP measure “Adjusted EBITDAP” as a percentage of net sales here and elsewhere in the Form 10-K, in the Form 10-Q and in earnings releases furnished in Form 8-K. Please present with equal or greater prominence the comparable GAAP measure as a percentage of net sales whenever “Adjusted EBITDAP as a percentage of net sales” is presented” pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings the Company will provide a comparable GAAP measure with equal or greater prominence whenever “Adjusted EBITDAP as a percentage of net sales” is presented. An example of the revised disclosure is presented in Comment 3 below.
Management’s Discussion and Analysis Overview, page 29

2.	Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measure “net debt” pursuant to the guidance cited above.
The Company acknowledges the Staff’s comment and in future filings the Company will provide the revised disclosure to present with equal or greater prominence the comparable GAAP measure to the non-GAAP measure “net debt”:
Total debt as of December 31, 2016 was $663.6 million compared with $639.0 million as of December 31, 2015. Net debt (Non-GAAP measure) as of December 31, 2016 was $315.3 million compared with $442.1 million as of December 31, 2015.

	December 31, 2016	December 31, 2015
	(In millions)
Total debt	$663.6	$639.0
Plus: unamortized debt discount and deferred financing costs	62.0	11.6
Debt principal	725.6	650.6
Cash and cash equivalents	(410.3)	(208.5)
Net debt (Non-GAAP)	$315.3	$442.1

Use of Non-GAAP Financial Measures, page 45

3.
We note you reconcile your non-GAAP measure of “Adjusted EBITDAP” to Income (loss) from continuing operations before income taxes here, in the Form 10-Q and in earnings releases furnished on Form 8-K. Please revise to reconcile this measure to net income or income from continuing operations after income taxes. Refer to Footnote 26 to FR-65 (SEC Release 33-8176.)

The Company acknowledges the Staff’s comment and in future filings the Company will provide the revised disclosure to reconcile the Company’s non-GAAP measure of “Adjusted EBITDAP” to income (loss) from continuing operations after income taxes:

	Year Ended			One month ended
	December 31,	November 30,	November 30,	December 31,
	2016	2015	2014	2015
	(In millions)
Income (loss) from continuing operations after income taxes	$18.1	$(17.1)	$(49.3)	$7.0
Income tax provision	11.2	0.3	16.3	2.0
Interest expense	32.5	50.4	52.7	3.8
Interest income	(0.6)	(0.3)	(0.1)	—
Depreciation and amortization	64.9	65.1	63.7	5.1
Retirement benefit expense, net	41.4	67.6	36.5	5.6
Unusual items	34.5	51.9	61.7	0.4
Adjusted EBITDAP	$202.0	$217.9	$181.5	$23.9
Income (loss) from continuing operations after income taxes as a percentage of net sales	1.0%	(1.0)%	(3.1)%	7.3%
Adjusted EBITDAP as a percentage of net sales	11.5%	12.8%	11.3%	24.8%
Notes to Consolidated Financial Statements
Note 4. Income Taxes, page 82

4.
We note in the reconciliation of unrecognized tax benefits on page 84 that increases based on tax positions in prior years went from $0.6 million at December 31, 2015 to $25.8 million at December 31, 2016. Please explain to us the facts and circumstances associated with the increase.

The Company advises the Staff that during fiscal 2016, the Company identified that it was using an improper tax accounting method with respect to recognition of revenue for certain long-term contracts.  Consequently, the Company recorded an unrecognized tax benefit liability of $22.9 million with a debit to net deferred tax assets. This amount did not have an impact on the effective tax rate. In addition, the Company recorded the requisite amount of interest and penalties associated with the position; this amount did have an impact on the effective tax rate and was appropriately disclosed on page 84 of the Company’s Form 10-K, pursuant to Accounting Standards Codification 740-10-50-15A(b). Further, the Company evaluated the quantitative and qualitative impact of the misstatement on fiscal 2016 and prior interim and annual reporting periods and determined that it was not material to any individual reporting period or in the aggregate.

The Company has requested consent from the Internal Revenue Service to change its method of accounting for this position.

The remaining increase of $2.9 million of unrecognized tax benefit liability at December 31, 2016 is comprised of other adjustments to positions that were taken in prior years that are immaterial individually and in the aggregate.

If you have any further questions or require additional information, please do not hesitate to contact me at 310-252-8142.

Sincerely,

/s/ Paul R. Lundstrom

Paul R. Lundstrom
Vice President and Chief Financial Officer